Filed Pursuant to Rule 424(b)(3)
Registration No. 333-264145

ARES STRATEGIC INCOME FUND
SUPPLEMENT NO. 6 DATED JUNE 21, 2024
TO THE PROSPECTUS DATED APRIL 26, 2024

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Ares Strategic Income Fund (the “Fund”), dated April 26, 2024 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated as follows: (i) to revise certain disclosures in the Prospectus; and (ii) to include the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 21, 2024 (the “Form 8-K”). The Form 8-K is attached to this Supplement as Appendix A.

UPDATES TO THE PROSPECTUS

The following disclosure is added after the last paragraph under “Plan of Distribution” on page 162 of the Prospectus:

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Hong Kong residents should be aware that the Fund has not been authorised by the Securities and Futures Commission in Hong Kong (“SFC”) and the contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. Accordingly, Common Shares may not be offered or sold in Hong Kong by means of this prospectus or any other document other than to “professional investors” as defined in the Hong Kong Securities and Futures Ordinance (“SFO”) and rules made thereunder or in other circumstances which do not constitute an offer to the public for the purposes of the SFO or any other applicable legislation in Hong Kong. In relation to its use in Hong Kong, this prospectus is distributed on a confidential basis and may not be reproduced in any form or transmitted to any person other than the person to whom this prospectus has been sent. No Common Shares will be issued to any person other than the person to whom this prospectus has been sent. This prospectus may not be reproduced in any form or transmitted to any person other than the person to whom it is addressed. The Fund is a “complex product” for the purposes of the Code of Conduct for Persons Licensed by or Registered with the SFC. An investment in the Fund is not guaranteed or principal protected. Past performance is not indicative of future performance.

Appendix A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________________________________________________________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported) June 14, 2024

ARES STRATEGIC INCOME FUND
(Exact Name of Registrant as Specified in Charter)

Delaware	814-01512	88-6432468
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue, 44th Floor, New York, NY	10167
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (212) 750-7300

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On June 14, 2024, Ares Strategic Income Fund (the “Fund”) increased the total commitments under its senior secured revolving credit facility (the “Revolving Credit Facility”) with JPMorgan Chase Bank, N.A. and each of the other parties thereto from $1.750 billion to $1.785 billion. The other terms of the Revolving Credit Facility remained unchanged.

Item 3.02 Unregistered Sale of Equity Securities.

During June 2024, the Fund sold Class I common shares of beneficial interest. The number of shares to be issued was finalized on June 20, 2024. The purchase price per Class I common share equaled the Fund’s net asset value (“NAV”) per Class I common share as of May 31, 2024. The offer and sale of the Class I common shares was exempt from the registration provisions of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and/or Regulation S promulgated thereunder. The following table details the Class I common shares sold:

Date of Unregistered Sales (dollar amount in millions)	Amount of Class I Common Shares	Total Consideration
During June 2024 (number of shares finalized on June 20, 2024)	7,926,409	$217.1

Item 8.01  Other Events.

Net Asset Value

The NAV per share of each class of the Fund as of May 31, 2024, as determined in accordance with the valuation policies and procedures of Ares Capital Management LLC, the Fund’s investment adviser, was as follows:

NAV as of May 31, 2024
Class I	$27.39
Class S	$27.39
Class D	$27.39

As of May 31, 2024, the Fund’s aggregate NAV was approximately $3.2 billion, the fair value of its portfolio investments was approximately $4.8 billion, and it had approximately $1.3 billion of debt outstanding. The Fund’s debt-to-equity leverage ratio as of May 31, 2024 was 0.40x.

June 2024 Distributions

As previously disclosed, on March 14, 2024, the Fund announced the declaration of regular monthly distributions for each class of the Fund’s common shares of beneficial interest, including Class I shares, Class S shares and Class D shares (the “Common Shares”) in the amounts per share set forth below:

	Gross Distribution	Shareholder Servicing and/or Distribution Fee	Net Distribution
Class I	$0.21430	$0.00000	$0.21430
Class S	$0.21430	$0.01908	$0.19522
Class D	$0.21430	$0.00561	$0.20869

The distributions for each class of Common Shares are payable to shareholders of record as of the open of business on June 28, 2024 and will be paid on or about July 24, 2024.

The June 2024 distributions will be paid in cash or reinvested in the Common Shares for shareholders participating in the Fund’s distribution reinvestment plan.

Portfolio and Business Commentary

As of May 31, 2024, the Fund had investments in 370 portfolio companies with total fair value of approximately $4.8 billion. As of May 31, 2024, 97% of the debt investments at fair value in the Fund’s portfolio were floating rate. As of May 31, 2024, based on fair value, the Fund’s portfolio investments consisted of the following:

As of May 31, 2024
Portfolio Investments
First lien senior secured loans	90.2%
Second lien senior secured loans	3.3
Senior subordinated loans	1.6
Corporate bonds	0.2
Collateralized loan obligations	1.6
Commercial mortgage-backed securities	0.1
Private asset-backed investments	1.0
Preferred equity	1.3
Other equity	0.7
Total	100.0%

As of May 31, 2024, the ten largest industries in which the Fund was invested, represented as a percentage of fair value, were as follows:

As of May 31, 2024
Industry
Software and Services	20.2%
Capital Goods	12.2%
Health Care Services	10.8%
Consumer Services	9.1%
Financial Services	8.1%
Commercial and Professional Services	5.9%
Insurance Services	5.5%
Media and Entertainment	4.3%
Retailing and Distribution	3.3%
Materials	3.2%

Status of Offering

The Fund is currently publicly offering on a continuous basis up to $7.5 billion of its Common Shares, pursuant to an offering (the “Offering”). Additionally, the Fund has sold unregistered shares as part of private offerings (the “Private Placements”). The following table lists the Common Shares issued and total consideration for both the Offering and the Private Placements as of the date of this filing. The table below does not include Common Shares issued through the Fund’s distribution reinvestment plan. The Fund intends to continue selling Common Shares in the Offering on a monthly basis.

(dollar amounts in millions)	Common Shares Issued	Total Consideration
Offering:
Class I	38,232,528	$1,038.4
Class S	21,802,663	$591.8
Class D	3,058,981	$83.0
Private Placements
Class I	64,309,338	$1,717.7
Class S	—	—
Class D	—	—
Total Offering and Private Placements*	127,403,510	$3,430.8

*Amounts may not sum due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARES STRATEGIC INCOME FUND

Date: June 21, 2024

	By:	/s/ SCOTT C. LEM
	Name:	Scott C. Lem
	Title:	Chief Financial Officer and Treasurer

Please retain this Supplement with your Prospectus.